Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(June 30, 2013 and 2012)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	June 30, 2013	December 31, 2012

Assets
Current assets
Cash and cash equivalents		$24,617	$48,715
Receivables and prepaids		6,249	7,736
Inventories and stockpiled ore	7	22,621	27,898
Assets held for sale	6(i)	—	2,432
		53,487	86,781
Non-current assets
Available for sale financial assets and warrant investments	6(ii),15	72	810
Investments in associates	8	4,128	5,361
Restricted cash		7,095	7,095
Mining interests	9	768,327	719,616
Deferred financing costs	10(a)	—	3,352
		$833,109	$823,015

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$28,991	$33,867
Current portion of finance lease obligations		3,533	6,324
Current portion of long term debt	10	13,585	18,219
		46,109	58,410
Non-current liabilities
Finance lease obligations		1,473	2,812
Long term debt	10	122,618	100,334
Share-based liabilities		504	479
Environmental rehabilitation provision		5,284	5,257
		129,879	108,882

Equity	12
Share capital		1,017,262	1,016,524
Equity portion of convertible debentures		14,753	14,753
Reserves		29,930	23,212
Deficit		(404,824)	(398,766)
		657,121	655,723
		$833,109	$823,015

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

/signed Alan Moon	/signed Arnold Klassen

Alan Moon	Arnold Klassen
Director	Director

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012

Revenue		$39,675	$40,739	$82,532	$65,302
Production costs	3	(25,987)	(24,157)	(52,111)	(39,467)
Depletion and depreciation		(11,891)	(13,388)	(24,764)	(21,380)
Earnings from mine operations		1,797	3,194	5,657	4,455

General and administrative		(2,883)	(3,114)	(5,888)	(6,449)
Exploration and evaluation		(351)	(507)	(774)	(1,349)
Write down of investments in associates	8	(2,953)	—	(2,953)	—
Share of loss of investments in associates	8	(232)	(604)	(551)	(1,767)
Earnings (loss) from operations and associates		(4,622)	(1,031)	(4,509)	(5,110)
Other income (loss), net	4	6,272	(483)	8,648	654
Finance items	5
Finance income		277	102	458	217
Finance expense		(3,071)	(86)	(6,353)	(177)
Loss before taxes		(1,144)	(1,498)	(1,756)	(4,416)
Deferred mining tax provision		—	(479)	—	(479)
Loss from continuing operations		(1,144)	(1,977)	(1,756)	(4,895)
Loss from discontinued operations	6(i)	(4,302)	(5)	(4,302)	(40)
Net loss		$(5,446)	$(1,982)	$(6,058)	$(4,935)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income (loss) from continuing operations, net of tax
Realized and unrealized gain (loss) on available for sale investments	6(ii)	1,785	(1,018)	1,549	(2,186)
Other comprehensive income (loss) from discontinued operations
Exchange differences on translation of foreign operations	6(i)	3,810	(1,922)	3,967	2,989
Comprehensive income (loss) from continuing operations		641	(2,995)	(207)	(7,081)
Comprehensive income (loss) from discontinued operations		(492)	(1,927)	(335)	2,949
Total comprehensive income (loss)		$149	(4,922)	$(542)	$(4,132)

Basic and diluted loss per share	12(b
Loss per share from continuing operations		$(0.00)	$(0.00)	$(0.00)	$(0.01)
Loss per share		$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding (in 000’s) note 12(b)
Basic		416,620	410,409	416,450	407,045
Diluted		416,620	410,409	416,450	407,045

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012

Operating Activities

Net loss from continuing operations		$(1,144)	$(1,977)	$(1,756)	$(4,895)
Add (Deduct):
Depletion and depreciation		11,924	13,461	24,831	21,490
Share-based payments expense		595	1,108	1,235	2,197
Write down of investments in associates		2,953	—	2,953	—
Share of loss of investments in associates		232	604	551	1,767
Other income, net		(6,272)	483	(8,648)	(654)
Finance income		(277)	(102)	(458)	(217)
Interest received		29	154	88	216
Deferred mining tax provision (recovery)		—	479	—	479
Finance costs		3,071	86	6,353	177
Interest paid		(2,171)	(749)	(7,803)	(1,611)
Change in operating working capital	13	(2,568)	3,378	3,824	(5,075)

Net cash flow provided by continuing operating activities		6,372	16,925	21,170	13,874
Net cash flow used in discontinued operating activities		—	(5)	—	(40)

Investing Activities

Additions to mining interests, net of pre-production sales		(29,253)	(47,507)	(70,324)	(82,753)
Proceeds from sale of mining interest		200	—	200	—
Proceeds from sale of available for sale investment	4	—	—	—	720
Restricted cash		—	(453)	—	(453)

Net cash flow used in investing activities of continuing operations		(29,053)	(47,960)	(70,124)	(82,486)
Net cash flow used in investing activities of discontinued operations		—	—	—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	10(a(ii))	—	—	34,927	—
Proceeds from sale of royalty interest, net of fees		—	—	—	34,704
Long term debt payments	10(a(i))	(2,694)	—	(5,986)	—
Payment of finance lease obligations		(1,991)	(2,100)	(4,276)	(4,160)
Common shares issued for cash (net of share issue costs)		—	(64)	—	14,906
Exercise of stock options and warrants		—	—	23	19

Net cash (used in) provided by financing activities of continuing operations		(4,685)	(2,164)	24,688	45,469
Net cash provided by financing activities of discontinued operations		—	—	—	—

Impact of foreign exchange on cash balances		101	778	168	533

Decrease in cash and cash equivalents during the period		(27,265)	(32,426)	(24,098)	(22,650)
Cash and cash equivalents at beginning of period		51,882	65,735	48,715	55,959
Cash and cash equivalents at end of period		$24,617	33,309	$24,617	33,309

Supplemental cash flow information note 13

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)	9,10(a(ii))	936	702	—	—	—	—	—	—	702
Share based payments	12(a(ii))	—	—	—	—	1,215	—	—	—	1,215
Stock-options exercised (including transfer from share-based payments reserves of $13)	12(a(i))	30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	(6,058)	(6,058)
Other comprehensive loss, net of tax		—	—	—	—	—	3,967	1,549	—	5,516
Total comprehensive loss							3,967	1,549	(6,058)	(542)
At June 30, 2013		416,620	$1,017,262	$14,753	$2,469	$27,461	$—	$—	$(404,824)	$657,121

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	12(a(ii))	—	—	—	—	2,563	—	—	—	2,563
Stock-options exercised (including transfer from share-based payments reserves of $5)	12(a(i)	23	25	—	—	(5)	—	—	—	20
Shares issued as part of mining property agreements (net of share issue costs of $94)	9	15,101	19,430	—	—	—	—	—	—	19,430
Net loss		—	—	—	—	—	—	—	(4,935)	(4,935)
Other comprehensive loss (income), net of tax		—	—	—	—	—	2,989	(2,186)	—	803
Total comprehensive income							2,989	(2,186)	(4,935)	(4,132)
At June 30, 2012		415,293	$1,011,773	$0	$2,469	$24,101	$(4,690)	$(1,175)	$(85,769)	$946,709

Shares issued as part of agreements (net of share issue costs of $25)		300	312	—	—	—	—	—	—	312
Equity portion of convertible debentures (net of transaction costs of $988)	10(b)	—	—	20,000	—	—	—	—	—	20,000
Share based payments		—	—	—	—	2,181	—	—	—	2,181
Stock-options exercised (including transfer from share-based payments reserves $21)		61	71	—	—	(23)	—	—	—	48
Change in deferred tax assets (liabilities)			4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(312,997)	(312,997)
Other comprehensive loss (income), net of tax		—	—	—	—	—	723	(374)	—	349
Total comprehensive loss							723	(374)	(312,997)	(312,648)
At December 31, 2012		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2012, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2012 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2012 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2012 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and Standing Interpretation Committee (“SIC”)-12, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its condensed consolidated interim financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the condensed consolidated interim financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The condensed consolidated interim financial statements for the six months ended June 30, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13 (refer to note 15).

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company separated the items of other comprehensive income that would be reclassified to profit and loss from those that would never be reclassified to profit and loss on the Statement of Other Comprehensive Income (Loss).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s condensed consolidated interim financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its condensed consolidated interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s condensed consolidated interim financial statements.

3.              PRODUCTION COSTS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Raw materials and consumables	$8,871	$6,324	$17,917	$12,956
Salaries and employee benefits	7,579	6,856	15,868	13,315
Contractors	4,749	4,159	9,087	9,329
Definition and delineation drilling	922	3,967	2,847	6,446
Royalties	793	825	1,905	997
Rentals and operating leases	265	181	528	352
Change in inventories	2,576	1,550	3,589	(4,551)
Share based payments	120	221	246	415
Other	112	74	124	208
	$25,987	$24,157	$52,111	$39,467

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

4.              OTHER INCOME (LOSS), NET

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Unrealized and realized gain on embedded derivatives note 10(a(i))	$8,497	$—	$10,591	$—
Loss on deemed disposition of available for sale investment note 6 (ii)	(1,681)	—	(1,681)	—
Unrealized and realized foreign exchange (loss) gain, net	(744)	(250)	(424)	363
Gain on disposal of mining interest	200	—	200	—
Gain on sale of available for sale investments	—	—	—	584
Unrealized loss on warrants	—	(233)	(38)	(293)
Other income (loss), net	$6,272	$(483)	$8,648	$654

Foreign exchange loss for the three and six months ended June 30, 2013 includes $708 and $356 unrealized loss from the mark to market of certain embedded derivatives (note 10(a(i)); for the same period in 2012, it includes a $55 unrealized loss from the translation of the US$50,000 UniCredit Bank AG revolving credit facility (paid in full on September 7, 2012, concurrent with the closing of the convertible debenture agreement — note 10 (b)).

During the six months ended June 30, 2013, the Company sold one of its non-core mining green field exploration properties for $200 and recorded a gain for same amount.

During the first quarter of 2012, the Company sold one of its available for sale investments for $720 and recorded a realized gain of $584 in net loss ($748 gain transferred from investment revaluation reserve to net loss).

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Interest income on bank deposits	$277	$102	$458	$217
Finance income	$277	$102	$458	$217
Borrowing costs note 10	$(2,976)	$—	$(6,131)	$—
Other interest expense	(80)	(72)	(194)	(149)
Unwinding of the discount on environmental rehabilitation provision	(15)	(14)	(28)	(28)
Total finance expense	$(3,071)	(86)	$(6,353)	(177)

6.              SALE OF THE MEXICO SUBSIDIARY

On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for:

•                  20,000,000 common shares of Revolution, receivable on closing

•                  2% to 3.5% Net Smelter Return (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution to repurchase a portion of the NSR), and

•                  $5,000 in cash or common shares on or before December 31, 2017 contingent on certain conditions being met, for a maximum of 25,000,000 common shares of Revolution (valued at the greater of $0.20 and share price of Revolution at time of issuance).

The agreement closed on May 8, 2013 (the “closing date”) at which time the Company received 20,000,000 common shares of Revolution; the amended option agreement entered between the Company and Revolution in 2012 was terminated.

(i)            Disposal of the Mexico subsidiary

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position ($2,432 comprised of $2,053 value of mining interests and $379 cash and cash equivalents); the Company recorded an impairment charge of $71,500 on the reclassification.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada.

The Company recorded a loss of $4,302 on the disposal of the Mexico subsidiary as detailed below:

Consideration received:
20,000,000 shares of Revolution valued at $0.085 per share	$1,700
Total consideration received	$1,700

Asset over which control was lost:
Mining interest (Mexico properties)	$2,192
Net asset disposed of	$2,192

Loss on disposal of the Mexico subsidiary
Consideration received	$1,700
Net assets disposed of	$(2,192)
Cumulative exchange loss in respect of the net assets of the subsidiary	$(3,810)
Loss on disposal	$(4,302)

(ii)        Deemed disposition of available for sale investment in Revolution

Prior to May 8, 2013 (the closing date of the agreement) the Company held 6,713,740 of Revolution’s shares representing approximately 7% of the then issued and outstanding shares of Revolution; the newly issued shares brought the Company’s equity ownership on Revolution to 22.5%, making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence on Revolution). As such, from May 8, 2013 Revolution is accounted for under the equity method of accounting which requires the investment in the associate to be initially recorded at cost and the carrying amount adjusted thereafter for the Company’s share of the post-acquisition profits and losses of the investee.

Prior to the acquisition, the Company’s investment in Revolution was considered available for sale and marked to market at each period end ($470 and $705 respectively at March 31, 2013 and December 31, 2012) with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the available for sale investment in Revolution), $1,785 of which was transferred from investment revaluation reserve.

7.              INVENTORIES AND STOCKPILED ORE

As at	June 30, 2013	December 31, 2012
Bullion	$3,563	$10,494
Gold in circuit	10,802	7,784
Stockpiled ore	4,147	6,420
Materials and supplies inventory	4,109	3,200
	$22,621	$27,898

The cost of inventories and stockpiled ore recognized as an expense (excluding royalty expense) during the three and six months ended June 30, 2013 is $25,194 and $50,206 respectively (same periods in 2012, $23,332 and $38,470). There were no write downs or reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2013 and 2012.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

8.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	June 30, 2013			December 31, 2012
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$2,247	$2,247	23.84%	$4,493	$4,493	23.84%
Revolution Resources Corporation	$1,336	$1,336	22.45%	$0	$0	0.00%
Golden Share Mining Corporation	545	545	19.76%	$868	$868	19.76%
	$4,128			$5,361

In the second quarter of 2013, the Company wrote down its investments in associates to their fair value and recorded an impairment charge of $2,953 as the decline in value was considered significant or prolonged.

During the three and six months ended June 30, 2013, the Company recorded a loss of $232 and $551, respectively (same periods for 2012, $604 and $1,767, respectively), representing the Company’s share on losses of its equity investments.

As at June 30, 2013 and December 31, 2012, the Company holds 19,000,000 shares of RT Minerals Corp. valued at $Nil.

9.              MINING INTERESTS

Period ended June 30, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,579	$811,291
Additions	38,315	64	38,379	2,689	41,068
Construction in progress	—	—	—	31,284	31,284
Cost at June 30, 2013	$539,422	$134,669	$674,091	$209,552	$883,643
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Depreciation	—	—	—	6,184	6,184
Depletion	17,457	—	17,457	—	17,457
Accumulated depreciation and depletion at June 30, 2013	$65,236	$—	$65,236	$50,080	$115,316
Carrying amount at June 30, 2013	$474,186	$134,669	$608,855	$159,472	$768,327

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,893	97,336	45,481	142,817
Construction in progress	—	—	—	37,294	37,294
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada / Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Reclass to assets held for sale note 6	—	(2,053)	(2,053)	—	(2,053)
Impairment charge	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,579	$811,291
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$0	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,683	$719,616

During 2013, the Company issued 50,000 common shares to the First Nation communities, under an Impact and Benefits Agreement, valued at $32.

The amortization of plant and equipment used in the exploration and development activities of assets not yet ready as intended by management is capitalized to the specific property ($651 and $1,389, respectively, for the three and six months ended June 30, 2013; $1,232 and $2,314, respectively, for same period in 2012).

Borrowing costs incurred on long term debt (note 10) totaling $2,452 and $4,353, respectively, for the three and six months ended June 30, 2013 (same periods in 2012, $780 and $1,557) are capitalized to qualifying assets.

During the three months ended March 31, 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production on January 1, 2012.

Impairment

The Company completed an impairment test of its mining interests at June 30, 2013 and determined the assets were not impaired.  The impairment test for the Timmins cash generating unit (“CGU”), which comprises of Timmins West Mine and the adjoining exploration properties, including Gold River Trend and Highway 144, Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill, was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013.

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for Timmins CGU are long-term commodity prices, discount rates, cash operating costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU, management used discount rates between 7.5% and 8.5% for various assets of the CGU; gold prices of US$1,483 for 2013, US$1,469 for 2014, US$1,400 for 2015-2017,

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

US$1,375 for 2018 and beyond; foreign exchange rates (USD/CAD) of 1:1.05 in 2013 increasing gradually to 1:1.09 in 2017 and beyond.

10.       LONG TERM DEBT

As at	June 30, 2013	December 31, 2012
Gold loan (a(i))	$21,186	$36,775
Standby Line (a(ii))	31,778	—
Convertible debentures (b)	83,239	81,778
	$136,203	$118,553
Current portion of long term debt (a)	13,585	18,219
Long term debt	$122,618	$100,334

Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan.

(i)             Gold Loan

The Gold Loan is being repaid through 29 monthly cash payments which started on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate on the fair value of the derivative.

During the three and six months ended June 30, 2013 the Company, respectively:

•                  paid $3,981 and $8,671 for the Gold Loan (including $1,287 and $2,685 of interest) and realized  gains of $784 and $814 (change in gold prices from March 31, 2013 and December 31, 2012, respectively) partially offset by $133 and $232 of foreign exchange loss;

•                  incurred $7,713 and $9,777 of unrealized gain as a result of the change in gold prices during the periods;

•                  incurred $708 and $356 of unrealized foreign exchange loss due to movement in US$/Canadian$ exchange rate;

•                  incurred $1,488 and $3,085 of interest expense and amortization of transaction costs of which $673  and $1,274 was capitalized in mining interests.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

As at	June 30, 2013	December 31, 2012
Accreted principle and interest, net of unamortized transaction costs of $1,547 (December 31, 2012, $1,947)	$29,462	$35,630
Embedded derivative (asset) liability	(8,276)	1,145
	$21,186	$36,775
Current portion of gold loan	17,874	17,761
Current portion of embedded derivative (asset) liability	(4,289)	458
Long term portion of gold loan	$7,601	$18,556

(ii)          Standby Line

On February 1, 2013, the Company drew down the Standby Line of $35,000 and issued 885,964 common shares of the Company (valued at $700), representing the 2% drawdown fee; the Standby Line matures on January 1, 2015 and bears annual interest of 9.75%, compounded monthly; the Company can pay the Standby Line or portions of it at any time before the maturity date; the Company owes a 4% rollover fee on the outstanding principal at December 31, 2013 that can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

Upon drawing down the Standby Line, $4,095 of transaction costs were netted against the long term debt ($3,352 of deferred financing costs outstanding at December 31, 2012 and remaining incurred upon the draw down, including value of shares issued). For the three and six months ended June 30, 2013 the Company incurred borrowing costs of $1,396 and $2,305 respectively, related to the Standby Line, of which $628 and $969, respectively, are capitalized in mining interests; borrowing costs for the three and six months ended June 30, 2013, respectively, include interest expense of $863 and $1,432, and amortization of deferred transaction costs of $533 and $873.

As at	June 30, 2013	December 31, 2012
Principal	$35,000	$—
Unamortized transaction costs	(3,222)	—
	$31,778	$—

(a)         Convertible Debentures

On September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017; on March 31, 2013 the Company paid $3,633 of interest to the Debenture holders.

The option of the holders to convert the Debentures into common share of the Company requires the Debentures to be accounted as a compound financial instrument with $82,512 recorded as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest method.

As at	June 30, 2013	December 31, 2012
Beginning balance	$81,778	$78,626
Interest expense and unwinding of discount rate	5,094	3,152
Interest payment	(3,633)	—
	$83,239	$81,778

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

During the three and six months ended June 30, 2013, respectively, the Company incurred $2,544 and $5,094 of interest expense and unwinding of the discount rate related to the Debentures, of which $1,151 and $2,110, respectively, was capitalized to mining interests.

11.       DEFERRED MINING TAXES

The Company is in a net deferred tax asset position as at June 30, 2013 and December 31, 2012 and has recognized the benefit of the deferred income tax assets to the extent they offset the deferred income tax liabilities; the remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the three and six months ended June 30, 2013, the Company recorded $Nil of deferred Ontario mining tax provision (same periods in 2012, $479).

12.       EQUITY

a)             Reserves

i)                Share Options

As at June 30, 2013, the Company had 20,918,785 options outstanding of which 11,304,785 are exercisable. Movements in share options during the three and six months ended June 30, 2013 and 2012 were as follows:

	June 30, 2013		June 30, 2012
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	23,087,535	$2.32	20,187,752	$2.75
Granted	450,000	$0.37	42,000	$1.24
Forfeited and expired	(2,588,750)	$1.99	(964,050)	$3.14
Exercised	(30,000)	$0.79	(23,000)	$0.80
Outstanding, end of period	20,918,785	$2.32	19,242,702	$2.74
Exercisable, end of period	11,304,785		9,808,019	$2.45

ii)                                    Share-based payment expense

Share-based payment expense recognized is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $Nil and $5, respectively, of share-based payments for the three and six months ended June 30, 2013 (same period in 2012, $197 and $505).

The Company granted 450,000 stock options to its employees during the six months ended June 30, 2013 which vest over a period of 3 years, are exercisable at $0.37 per option, expire in 2018, and have a total fair value of $90. The fair value of stock options granted during the six months ended June 30, 2013 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 64%-71%, based on past history, a risk-free interest rate of 1.1%, dividend rate of $Nil and expected time to exercise of 3.5 years.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The allocation in the condensed consolidated statement of comprehensive income (loss) for the three and six month periods ended June 30, 2013 and 2012 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
General and administrative	$453	$727	$911	$1,545
Production costs	120	221	246	415
Exploration	22	59	53	98
Total share-based payments	$595	$1,007	$1,210	$2,058

b)             Basic and diluted loss per share

The impact of the outstanding options, warrants and convertible debentures for the three and six months ended June 30, 2013 and 2012 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three and six months ended June 30, 2013 and 2012 is calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net loss from continuing operations	$(1,144)	$(1,977)	$(1,756)	$(4,895)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,620	410,409	416,450	407,045
Basic and diluted loss per share from continuing operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net loss from continuing and discontinued operations	$(5,446)	$(1,982)	$(6,058)	$(4,935)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,620	410,409	416,450	407,045
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

13.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Change in operating working capital
(Increase) decrease in receivables and prepaids	$(55)	$795	$712	$(475)
Decrease (increase) in inventory	2,132	1,514	2,696	(4,864)
(Decrease) increase in accounts payable and accrued liabilities	(4,645)	1,069	416	264
	$(2,568)	$3,378	$3,824	$(5,075)

Cash and cash equivalents at June 30 consist of:
Cash	$14,299	$33,309	$14,299	$33,309
Short term investments	10,318	—	10,318	—
	$24,617	$33,309	$24,617	$33,309

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
Non-cash investing and financing activities	2013	2012	2013	2012

Mining interests
Reduction in working capital related to mining interests	$(2,433)	$(882)	$(3,987)	$(1,921)
Shares issued as part of mining property agreements	—	42	32	42
Transfers to inventories and stockpiled ore upon commercial production	—	—	—	(5,270)
Stock options capitalized	(141)	197	5	505
Additions of capital lease assets	—	1,685	—	1,685
Changes in mine closure assets	—	(21)	—	378
Non cash interest capitalized	751	331	1,314	479
	$(1,823)	$1,352	$(2,636)	$(4,102)
Assets held for sale
Translation of foreign operations	$3,810	$(1,922)	$3,967	$2,989
Shares received as consideration for disposal of foreign operations	1,700	—	1,700	—
	$5,510	$(1,922)	$5,667	$2,989
Share Capital
Transfer of amounts from contributed surplus	$—	$—	$13	$18
Shares issued as part of mining property agreement	—	42	32	42
Shares issued as part of financing agreement note 11(a(ii))	—	—	700	—
	$—	$42	$745	$60

14.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs, write down of investment in associates, other income (loss), net, the Company’s share of income (loss) of its equity investments; corporate finance items, net, include borrowing costs, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, the Company’s chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

As at and for the three months ended June 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$39,675	$—	$—	$39,675
Earnings from mine operations	1,797	$—	$—	$1,797

General and administrative	—	—	(2,883)	(2,883)
Exploration and evaluation	—	(351)	—	(351)
Write down of investments in associates	—	—	(2,953)	(2,953)
Share of loss of investments in associates	—	—	(232)	(232)
Earnings (loss) from operations and associates	1,797	(351)	(6,068)	(4,622)
Other income, net	—	—	6,272	6,272
Finance items (net)	—	—	(2,794)	(2,794)
Earning (loss) from continuing operations	1,797	(351)	(2,590)	(1,144)
Loss from discontinued operations	—	—	(4,302)	(4,302)
Net earnings (loss)	$1,797	$(351)	$(6,892)	$(5,446)
Expenditures on mining interests	$29,224	$29	$—	$29,253
Total assets	$663,991	$135,376	$33,742	$833,109
Total liabilities	$37,421	$—	$138,567	$175,988

As at and for the six months ended June 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$82,532	$—	$—	$82,532
Earnings from mine operations	$5,657	$—	$—	$5,657

General and administrative	—	—	(5,888)	(5,888)
Exploration and evaluation	—	(774)	—	(774)
Write down of investments in associates	—	—	(2,953)	(2,953)
Share of loss of investments in associates	—	—	(551)	(551)
Earnings (loss) from operations and associates	5,657	(774)	(9,392)	(4,509)
Other income, net	—	—	8,648	8,648
Finance items (net)	—	—	(5,895)	(5,895)
Earning (loss) from continuing operations	5,657	(774)	(6,639)	(1,756)
Loss from discontinued operations	—	—	(4,302)	(4,302)
Net earnings (loss)	$5,657	$(774)	$(10,941)	$(6,058)
Expenditures on mining interests	$70,260	$64	$—	$70,324
Total assets	$663,991	$135,376	$33,742	$833,109
Total liabilities	$37,421	$—	$138,567	$175,988

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended June 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$40,739	$—	$—	$40,739
Earnings from mine operations	$3,194	$—	$—	$3,194

General and administrative	—	—	(3,114)	(3,114)
Exploration and evalution	—	(507)	—	(507)
Share of loss of investments in associates	—	—	(604)	(604)
Earnings (loss) from operations and associates	$3,194	$(507)	$(3,718)	$(1,031)
Other loss, net	—	—	(483)	(483)
Finance items (net)	—	—	16	16
Earnings (loss) before taxes	3,194	(507)	(4,185)	(1,498)
Deferred mining tax provision	(479)	—	—	(479)
Earnings (loss) from continuing operations after tax	2,715	(507)	(4,185)	(1,977)
Loss from discontinuing operations after tax	—	(5)	—	(5)
Net earnings (loss)	$2,715	$(512)	$(4,185)	$(1,982)
As at and for the year ended December 31, 2012
Expenditures on mining interests	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

Six months ended June 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$65,302	$—	$—	$65,302
Earnings from mine operations	$4,455	$—	$—	$4,455

General and administrative	—	—	(6,449)	(6,449)
Exploration and evalution	—	(1,349)	—	(1,349)
Share of loss of investments in associates	—	—	(1,767)	(1,767)
Earnings (loss) from operations and associates	$4,455	$(1,349)	$(8,216)	$(5,110)
Other income, net	—	—	654	654
Finance items (net)	—	—	40	40
Earnings (loss) before taxes)	4,455	(1,349)	(7,522)	(4,416)
Deferred mining tax provision	(479)	—	—	(479)
Earnings (loss) from continuing operations after tax	3,976	(1,349)	(7,522)	(4,895)
Loss from discontinuing operations after tax	—	(40)	—	(40)
Net earnings (loss)	$3,976	$(1,389)	$(7,522)	$(4,935)
As at and for the year ended December 31, 2012
Expenditures on mining interests	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

* Mining operations include activities on the Company’s Timmins West Mine and Bell Creek Mine.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$24,617	$48,715
Restricted cash	7,095	7,095
Warrant investments	72	108
	$31,784	$55,918

Loans and receivable, measured at amortized cost
Receivables	$5,075	$6,578

Available-for-sale, measured at fair value
Investments in public companies note 6(ii)	$—	$702

Financial Liabilities
At fair value through profit and loss
Embedded derivative (asset) liability note 10(a(ii))	$(8,276)	$1,145

Other financial liabilities, measured at fair value
Share-based liabilities	$504	$479

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$28,991	$33,867
Long term debt note 10	$144,479	$117,408
	$173,470	$151,275

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at June 30, 2013 is $64,170 (December 31, 2012, $95,499).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	June 30, 2013	December 31, 2012
As at	Level 1	Level 1

Cash and cash equivalents	$24,617	$48,715
Restricted cash	$7,095	$7,095
Investments in public companies	$—	$702

	Level 2	Level 2
Gold loan liability note 10(a(i))	$24,632	$38,521
Embedded derivative (asset) liability note 10(a(ii))	$(8,276)	$1,145
Share-based liabilities	$504	$479
Warrant investments	$72	$108

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.